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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                   PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

                                For June 4, 2001

                               MADGE NETWORKS N.V.
                 (Translation of registrant's name into English)

                           Transpolis Schiphol Airport
                                Polaris Avenue 23
                                2132 JH Hoofddorp

                                 The Netherlands
                     (Address of principal executive office)


       Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F         X         Form 40-F
                            ----------------            ---------------

       Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                  Yes                 No      X
                      --------------     ------------

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                  82-      N.A.
                     ---------------


                               Page 1 of 22 Pages
                         Exhibit Index Appears on Page 4


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                               MADGE NETWORKS N.V.

ITEM 1.  PROXY STATEMENT

On or about June 1, 2001, Madge Networks NV (the "Company") distributed to its shareholders a Notice of Meeting and Proxy Statement relating to the Company's Annual General Meeting of Shareholders (the "Meeting") to be held on June 28, 2001. At the meeting, the Company's shareholders will consider and vote upon the following items:- (1) the election of one managing director; (2) the extension of the period to file the annual accounts for the year ended December 31, 2000;
(3) the approval of the appointment of Ernst & Young as the Company's Netherlands and world-wide auditors for fiscal year 2001. An additional item on the agenda that does not require a vote will be a discussion of the affairs of the Company.

Attached as Exhibit 1 to this Form 6-K is a copy of the Notice of 2001 Annual General Meeting and Proxy Statement.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  Madge Networks N.V.


                                                  By: /s/ Robert H. Madge

                                                      Robert H. Madge
                                                      Managing Director

Date:  June 4, 2001

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                                  EXHIBIT INDEX

                                                                                               Page
                                                                                              ------
Exhibit 1         Notice of 2001 Annual General Meeting and Proxy Statement                      5


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